NEWS RELEASE

INTEROIL AND PACIFIC LNG GROUP ENTER INTO EXCLUSIVE NEGOTIATIONS WITH EXXONMOBIL ON DEVELOPMENT OF THE ELK AND ANTELOPE RESOURCE

Port Moresby and Houston, TX, May 24, 2013: InterOil Corporation (NYSE:IOC) (POMSoX:IOC) and its joint venture partner, Pacific LNG Group, have entered into exclusive negotiations with ExxonMobil Papua New Guinea Ltd., a subsidiary of ExxonMobil (NYSE:XOM), on the development of Petroleum Retention License 15 (PRL 15), which comprises the Elk and Antelope fields in the Gulf Province of Papua New Guinea. The transaction has been discussed with the Government of PNG and any future agreement will be subject to their final approval.

Items under consideration include:

•	InterOil and Pacific LNG selling ExxonMobil Papua New Guinea Ltd. an interest in PRL 15 that is sufficient to supply gas to develop an additional LNG train at ExxonMobil Papua New Guinea Ltd.’s Konebada site. There will be staged payments before and after production commences.

•	InterOil and Pacific LNG will be funded to drill additional delineation wells in the Elk and Antelope fields, which will be followed by recertification of the resource.

•	InterOil and Pacific LNG will have the optionality to either independently develop a second LNG project in the Gulf Province that may also use gas from PRL 15 and potentially other discoveries, such as Triceratops, or pursue further development with ExxonMobil Papua New Guinea Ltd.

About InterOil

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region. InterOil’s assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea. In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant in Papua New Guinea. InterOil’s common shares trade on the NYSE in US dollars.

Investor Contacts for InterOil

Wayne Andrews	Meg LaSalle
Vice President Capital Markets	Investor Relations Coordinator
Wayne.Andrews@InterOil.com	Meg.LaSalle@InterOil.com
The Woodlands, TX USA	The Woodlands, TX USA
Phone: +1-281-292-1800	Phone: +1-281-292-1800

Forward Looking Statements

This press release includes “forward-looking statements” as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular, statements concerning: business plans and strategies; plans to develop PRL 15 (comprising the Elk and Antelope fields); negotiations with ExxonMobil; the content of the negotiations with ExxonMobil, including the possible sale of an interest in PRL 15 to ExxonMobil, the funding of exploration and development of the Elk and Antelope fields, and the ability of InterOil to develop a second LNG project; and expectations regarding the ability to achieve a satisfactory conclusion or any conclusion of the negotiations with ExxonMobil and the development of ExxonMobil's LNG project. These statements are based on, certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances, including discussions with ExxonMobil, discussions with the State, the terms of the PNG State's National Executive Council (NEC) approval, and the terms of the LNG Project Agreement with the PNG State. No assurances can be given however, that these events will occur including, in particular entering into an agreement with ExxonMobil for the development of PRL 15 or a LNG project. Actual results could differ, and the difference may be material and adverse to InterOil and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the Company’s filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the Company’s Annual Report for the year ended December 31, 2012 on Form 40-F and its Annual Information Form for the year ended December 31, 2012. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk and Antelope fields will ultimately be able to be extracted and sold commercially.

Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.